FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of September, 1997


                              RADICA GAMES LIMITED
                (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X                             Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No    X

     If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


     Contents:
          1. Quarterly Report for the Quarter Ended July 31, 1997
          2. Press Release dated September 3, 1997
          3. Press Release dated June 10, 1997

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960 and No. 333-7000) and on Form F-3 (No. 333-7526).

                               QUARTERLY REPORT *

For the quarterly period ending July 31, 1997

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                             N/A
(Country of Incorporation)                                   (I.R.S. Employer
                                                             Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code: (852) 2693 2238


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ____


     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                        Outstanding at July 31, 1997
Common Stock, par value $0.01 per share                 20,830,200






------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                        PART I -- FINANCIAL INFORMATION



Item 1. Financial Statements

                              RADICA GAMES LIMITED

                                    FORM 6-K

     The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

     These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1996 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.


                                                       RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF OPERATIONS


                                                          NINE MONTHS ENDED                    THREE MONTHS ENDED
                                                              JULY 31,                             JULY 31,
                                                   ===============================      ===============================
(US Dollars in thousands, except per share data)        1997            1996*                1997             1996*
                                                   ==============   ==============      ==============    =============
                                                    (unaudited)      (unaudited)         (unaudited)       (unaudited)

REVENUES:
Net sales                                          $      47,375    $      24,959       $      22,532     $     11,989
Cost of sales                                            (24,806)         (18,427)            (10,861)          (8,729)
                                                   --------------   --------------      --------------    -------------
Gross profit                                              22,569            6,532              11,671            3,260
                                                   --------------   --------------      --------------    -------------

OPERATING EXPENSES:
Selling, general and administrative expenses              (8,335)          (6,603)             (3,404)          (2,532)
Research and development                                  (1,292)          (1,227)               (361)            (458)
Depreciation and amortization                             (1,843)          (1,142)             (1,052)            (385)
                                                   --------------   --------------      --------------    -------------
Total operating expenses                                 (11,470)          (8,972)             (4,817)          (3,375)
                                                   --------------   --------------      --------------    -------------

OPERATING INCOME/(LOSS) FROM
  CONTINUING OPERATIONS                                   11,099           (2,440)               6,854            (115)

OTHER INCOME                                                 502              726                  199             437

SHARE OF PROFIT/(LOSS) OF
  AFFILIATED COMPANY                                         (61)              -                   (61)             -

NET INTEREST INCOME/(EXPENSE)                                531             (124)                 248              23
                                                   --------------   --------------      --------------    -------------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES
  AND UNUSUAL ITEM                                        12,071           (1,838)               7,240             345

UNUSUAL ITEM                                                  -               709                   -               -
                                                   --------------   --------------      --------------    -------------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                          12,071           (1,129)               7,240             345

INCOME TAXES (Note 6)                                        (85)              91                  (93)            104
                                                   --------------   --------------      --------------    -------------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS AFTER INCOME TAXES                           11,986           (1,038)               7,147             449

DISCONTINUED OPERATION: (Note 7)
  LOSS FROM OPERATION OF PUB POKER
  BUSINESS (LESS APPLICABLE INCOME
  TAX BENEFIT)                                                -            (1,712)                  -            (1,494)
                                                   --------------   --------------      --------------    -------------

NET INCOME/(LOSS)                                  $       11,986   $      (2,750)      $        7,147    $      (1,045)
                                                   ==============   ==============      ==============    =============

EARNINGS/(LOSS) PER SHARE FROM
  CONTINUING OPERATIONS                            $         0.58   $       (0.05)      $         0.34    $        0.02

EFFECT OF DISCONTINUED OPERATION                              -             (0.08)                 -              (0.07)

NET EARNINGS/(LOSS) PER SHARE                      $         0.58   $       (0.13)      $         0.34    $       (0.05)
                                                   ==============   ==============      ==============    =============


AVERAGE NUMBER OF
  SHARES OUTSTANDING                                   20,732,615      21,691,679           20,786,091      20,680,000
                                                   ==============   ==============      ==============    =============

                                  See accompanying notes to the consolidated financial statements

*   Restated to conform with 1997 presentation.


                                                       RADICA GAMES LIMITED
                                                    CONSOLIDATED BALANCE SHEETS

                                                              ASSETS


                                                               JUL. 31,            OCT. 31,
(US Dollars in thousands except share data)                      1997               1996
                                                            ==============      =============
                                                             (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                   $       22,201      $       8,527
Short-term investments                                               2,088                 77
Accounts receivable, net of allowances for doubtful
  accounts of $687 and $234 in 1997 and 1996 and estimated
  customer returns of $718 and $817 in 1997 and 1996                 8,901              9,624
Inventories, net of provision of $5,426 in 1997 and
  $8,419 in 1996 (Note 3)                                           11,147             10,984
Prepaid expenses and other current assets                              582                547
                                                            --------------      -------------
        TOTAL CURRENT ASSETS                                        44,919             29,759
                                                            --------------      -------------

INVESTMENT IN AFFILIATED COMPANY (Note 4)                              274                  -
                                                            --------------      -------------

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)                         12,609             12,937
                                                            --------------      -------------

DEFERRED INCOME TAXES (Note 6)                                          -                  29
                                                            --------------      -------------

        TOTAL ASSETS                                        $       57,802      $      42,725
                                                            ==============      =============




                                               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)                  $            2      $          99
Accounts payable                                                     8,671              5,535
Accrued payroll and employee benefits                                  148                686
Accrued expenses                                                     4,822              4,547
Income taxes payable                                                    50                 45
Deferred income taxes (Note 6)                                         148                  -
                                                            --------------      -------------

        TOTAL CURRENT LIABILITIES                                   13,841             10,912
                                                            --------------      -------------

SHAREHOLDERS' EQUITY

Common stock
  par value $0.01 each, 100,000,000 shares authorised,
  20,830,200 shares outstanding (20,680,000 at Oct. 31,
  1996)                                                                208                207
Additional paid-in capital                                          28,548             28,371
Retained earnings                                                   15,200              3,214
Cumulative translation adjustment                                        5                 21
                                                            --------------      -------------

       TOTAL SHAREHOLDERS' EQUITY                                   43,961             31,813
                                                            ==============      =============

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $       57,802      $      42,725
                                                            ==============      =============



                                 See accompanying notes to the consolidated financial statements


                                                       RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      NINE MONTHS ENDED
                                                                          JULY 31,
                                                            ==================================
(US Dollars in thousands)                                        1997                1996
                                                            ==============      ==============
                                                             (unaudited)         (unaudited)

Cash flow from operating activities:
Net income/(loss)                                           $       11,986      $       (2,750)
Adjustments to reconcile net income/(loss)
  to net cash provided by operating activities:
   Deferred income taxes                                               177                   -
   Depreciation and amortization                                     1,843               1,193
   Share of result of affiliated company                                61                   -
   (Gain)/Loss on disposal and write off of
      property, plant and equipment                                    (11)               (146)
   Provision for compensation expense relating to stock options          -                  22
   Cumulative translation adjustment                                   (16)                  -
   Changes in assets and liabilities:
     Accounts receivable                                               723               2,605
     Inventories                                                      (163)              2,809
     Prepaid expenses and other current assets                         (35)                (18)
     Accounts payable                                                3,136                 972
     Accrued payroll and employee benefits                            (538)                (76)
     Accrued expenses                                                  275              (3,093)
     Income taxes payable                                                5               1,323
                                                            --------------      --------------


Net cash provided by operating activities                           17,443               2,841
                                                            --------------      --------------


Cash flow from investing activities:
Increase in short-term investment                                   (2,011)                 -
Proceeds from sale of property, plant
and equipment                                                           20                 929
Purchase of property, plant and equipment                             (859)               (764)
Proceeds from sale of short-term investments                            -                3,152
Purchase of unlisted shares                                         (1,000)                 -
                                                            --------------      --------------

Net cash (used in)/provided by investing activities                 (3,850)              3,317
                                                            --------------      --------------

Cash flow from financing activities:
(Decrease)/increase in short-term borrowings                            -               (8,681)
Repayment of long-term debt                                            (97)               (230)
Issue of common stock                                                  178                  -
                                                            --------------      --------------

Net cash provided by/(used in) financing activities                     81              (8,911)
                                                            --------------      --------------

Net increase/(decrease) in cash and cash equivalents        $       13,674      $       (2,753)

Cash and cash equivalents:
  Beginning of period                                                8,527               7,757
                                                            --------------      --------------

  End of period                                             $       22,201      $        5,004
                                                            ==============      ==============

Supplementary disclosures of cash flow information:
Cash received/(paid) during the period for:
  Interest                                                  $          456      $         (325)
  Income taxes                                                         (80)               1,414


                                 See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 30 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Investments - Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reflected in shareholder's equity. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will be realized.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $68 and $100 in the quarters ended July 31, 1997 and July 31, 1996 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits to employees and post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" has been issued and will be adopted by the Company in the year ended October 31, 1997. The statement includes an optional new method for recognizing compensation expense for employee stock options. The Company is continuing to evaluate whether or not it will change to the new recognition method and, as a result, the Company has not yet determined the effect of adopting SFAS No. 123.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Reclassifications - Certain reclassifications have been made to prior periods amounts to conform with the 1997 presentation.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                             July 31,            October 31,
                                               1997                  1996
                                         ---------------       ---------------
                                           (unaudited)
       Raw Materials                     $        2,858        $        1,002
       Work in progress                           3,709                 2,012
       Finished goods                             4,580                 7,970
                                         ---------------       ---------------
                                         $       11,147        $       10,984
                                         ===============       ===============


4.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company purchased 35.1% of the capital stock of U-Tel, Inc. for $1 million in cash.

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 121. This statement requires long-lived assets and certain identifiable intangibles, and any goodwill related to those assets to be reviewed for impairment whenever circumstances and situations change such that there is an indication the carrying amount is not recoverable.

     The Company's investment included an excess of purchase price over the fair value of net assets acquired. This excess was approximately $665, and will be amortized on a straight-line basis over an estimated economic useful life of up to 20 years in accordance with the Company's policy. However due to the uncertainty of future cash flows from U-Tel Inc., an allowance of $665 has been established and a corresponding amount has been charged to operations in the third quarter of 1997.

     Particulars of the affiliated company are as follows:


     Name of                                           Percentage of ordinary
     company       Place of incorporation                share capital held     Principal activity
     -------       ----------------------                ------------------     ------------------

     U-Tel, Inc.   Nevada, United States of America            35.1%            Telecommunications
                                                                                equipment

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

4.   INVESTMENT IN AFFILIATED COMPANY (Continued)

     Summarised financial information of U-Tel, Inc. is as follows:
                                                                 July 31,
                                                                   1997
                                                                 --------
     Current assets                                              $    825
     Current liabilities                                               (8)
     Non-current liabilities                                          (36)
                                                                 --------
                                                                 $    781
     Net assets                                                  ========


     Result of operations (from the date of acquisition)
     Revenues                                                    $     -
     Costs and expenses                                              (174)
                                                                 --------
     Net (loss)/income                                           $   (174)
                                                                 ========

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                   July 31,       October 31,
                                                     1997             1996
                                                 ------------    -------------
                                                  (unaudited)
     Land and buildings                          $    9,882      $      9,882
     Plant and machinery                              3,337             3,031
     Furniture and equipment                          3,293             2,812
     Leasehold improvements                           1,233             1,180
                                                 ------------    -------------
          Total                                  $   17,745      $     16,905
     Less: Accumulated depreciation and
           amortization                              (5,136)           (3,968)
                                                 ------------    -------------
          Total                                  $   12,609      $     12,937
                                                 ============    =============

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

5.   PROPERTY, PLANT AND EQUIPMENT (Continued)

     Additions, disposals and depreciation and amortization of property, plant and equipment for each of the periods shown are as follows:

                                        Nine months ended       Year ended
                                            July 31,            October 31,
                                              1997                  1996
                                        -----------------       -----------
                                          (unaudited)
     Additions                          $         859           $     874
     Disposals -- net book value                    9                 220
     Write off of fixed assets                    -                   612
     Depreciation and amortization              1,178               1,573

     Included in property, plant and equipment are assets acquired under capital leases with the following net book values:

                                           July 31,         October 31,
                                            1997               1996
                                        -------------       -----------
                                         (unaudited)
     At cost:
     Plant and machinery                $          38       $      685
     Less: accumulated depreciation               (14)            (217)
                                        -------------       -----------
                                        $          24       $      468
                                        =============       ===========

     Amortization of capital lease assets, which is included in depreciation and amortization expenses in the accompanying statements of operations, was $6 for the period ended July 31, 1997 and $137 for the year ended October 31, 1996.

6.   INCOME TAXES

     The components of income/(loss) from continuing operations before income taxes are as follows:

                                           Nine months ended   Nine months ended
                                               July 31,            July 31,
                                                1997                 1996
                                           -----------------   -----------------
                                             (unaudited)          (unaudited)
     United States                         $          (253)    $         (1,418)
     Foreign subsidiaries operating in:
          People's Republic of China                12,218                  374
          Hong Kong                                    106                  (85)
                                           -----------------   -----------------
                                           $        12,071     $         (1,129)
                                           =================   =================

                              RADICA GAMES LIMITED

                           (US dollars in thousands)


6.   INCOME TAXES (Continued)

     As the Company's PRC subsidiary is a sino-foreign joint venture enterprise, it is eligible for certain tax holidays and concessions. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The (provision)/credit for income taxes consists of the following:


                                        Nine months ended   Nine months ended
                                            July 31,            July 31,
                                              1997                1996
                                        -----------------   -----------------
                                          (unaudited)          (unaudited)
     Hong Kong
          Current income tax            $         (88)      $           104
                                        -----------------   -----------------

     United States
          State income tax              $           9       $            -
          Federal income tax                       (6)                  (13)
                                        -----------------   -----------------
                                        $           3       $           (13)
                                        -----------------   -----------------
                                        $         (85)      $            91
                                        =================   =================

     A reconciliation between the (provision)/credit for income taxes computed by applying the statutory tax rates in the United States for 1997 and 1996 to income/(loss) before income taxes and the actual credit/(provision) for income taxes is as follows:


                                        Nine months ended   Nine months ended
                                             July 31,            July 31,
                                              1997                 1996
                                        -----------------   -----------------
                                           (unaudited)         (unaudited)
     US statutory rate                         34%                  34%
                                        -----------------   -----------------

     (Provision)/credit for income
       taxes at statutory rate on
       income/loss for the period       $        (4,104)    $           384
     State income taxes                               9                  -
     International rate differences               4,118                  15
     Accounting gains/(losses) for
       which deferred income tax
       cannot be recognised                         (31)               (326)
     Prior year tax adjustments                     (59)                 -
     Other                                          (18)                 18
                                        -----------------   -----------------
     Income tax (provision)/credit      $           (85)    $            91
                                        =================   =================

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

6.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At July 31, 1997 and October 31, 1996 deferred income taxes comprised:

                                          July 31,          October 31,
                                            1997               1996
                                        -------------       -----------
                                        (unaudited)
     Deferred tax (liabilities)/assets:
     Excess of tax over financial
        reporting depreciation          $         (79)      $      (79)
     Tax losses                                 2,150            2,150
     Bad debt allowance                           233               25
     Advertising allowances                        79               88
     Inventory obsolescence reserve             1,060            1,857
     Other                                      1,669            1,248
                                        -------------       -----------
                                                5,112            5,289
     Valuation allowance                       (5,260)          (5,260)
                                        -------------       -----------
                                        $        (148)      $       29
                                        =============       ===========


7.   DISCONTINUED OPERATION

     On July 31, 1996 the Company adopted a plan to discontinue its Pub Poker operations. All products and raw materials relating to Pub Poker were disposed of by October 31, 1996 either by means of sale at discounted prices or by scrapping, and in addition, an after tax operating loss of $256 was realized. The loss from Pub Poker operations has been accounted for as a discontinued operation.

8.   LONG-TERM DEBT

     The long-term debt consists of capital lease obligations and the debt arising from sale and lease back arrangements which at July 31, 1997 bore interest at 13.78% per annum. The debt will mature in this financial year.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

9.   STOCK OPTIONS

     In December 1993, an officer was granted an option under his employment agreement to purchase 188,000 shares of common stock of Radica Games at an exercise price of $0.567 per share. In December 1995, 112,800 of these options were canceled. The remaining 75,200 options are fully vested and expire on October 31, 2003.

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meeting in April 1997, the Stock Option Plan's aggregate number of common stock increased by 400,000 to 2,000,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the Company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercisable price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange.

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of Common Stock of the Company at $3.66 per share and $1.50 per share, respectively. Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the current market price on such date.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

9.   STOCK OPTIONS (Continued)

     Option activity for the quarter ended July 31, 1997:-
                                                            Option price range
                                        Number of shares         per share
                                        ----------------    ------------------

     Outstanding at April 30               1,462,000          $ 0.567 to 11
     Options granted                          40,000          $ 2.69 to 5.00
     Options cancelled                        (8,000)         $ 1.375
     Options exercised                       (67,000)         $ 0.57 to 1.375
                                         -------------
     Outstanding at July 31                1,427,000          $ 0.567 to 11
                                         =============


     Exercisable at July 31                  117,120          $ 0.567 to 11


10.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has three customers which accounted for more than twenty-three, twenty and twelve percent of net sales in the nine months ended July 31, 1997 and had two customers which accounted for more than twenty and sixteen percent of net sales in fiscal year 1996. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

11.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and short-term investments, accounts receivable and accounts payable are reasonable estimates of their fair value.

     At July 31, 1997, the Company had letters of credit outstanding totalling $916 which guarantee various trade activities. The contract amount of the letters of credit is a reasonable estimate of the fair value since the value for each is fixed over the life of the commitment.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

12.  COMMITMENTS AND CONTINGENCIES

     The Company leases premises under various operating leases, many of which contain renewal options.

     At July 31, 1997, the Company was obligated under capital leases and operating leases requiring minimum rentals as follows:

                                                  Capital leases      Operating leases
                                                  --------------      ----------------

     1997                                         $            3      $             74
     1998                                                     -                    303
     1999                                                     -                    214
     2000                                                     -                    194
     2001                                                     -                    198
                                                  --------------      ----------------
     Total minimum lease payments                              3      $            983
                                                                      ================
     Less: Amount representing interest                       (1)
                                                  --------------
     Present value of minimum lease payments      $            2
                                                  ==============


     At July 31, 1997, certain leasehold land and buildings with a net book value of $5,020 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

13.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $142 and $101 for the nine months ended July 31, 1997 and July 31, 1996 respectively.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

14.  LITIGATION

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering have been consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the Court entered final judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion. Plaintiffs have filed a timely appeal to the United States Court of Appeals for the Ninth Circuit. The appeal has been briefed by the parties and is awaiting oral argument.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

15.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                        Nine months ended   Nine months ended
                                             July 31,           July 31,
                                               1997               1996
                                        -----------------   -----------------
                                           (unaudited)        (unaudited)

     Net sales:
       United States                    $         32,252    $         18,192
       PRC and Hong Kong                          15,123               6,767
                                        -----------------   -----------------
                                        $         47,375    $         24,959
                                        =================   =================
     Operating income/(loss):
       United States                    $           (301)   $         (1,467)
       PRC and Hong Kong                          11,400                (973)
                                        -----------------   -----------------
                                        $         11,099    $         (2,440)
                                        =================   =================
     Identifiable assets:
        United States                   $         11,789    $         14,209
        PRC and Hong Kong                         46,013              26,026
                                        -----------------   -----------------
                                        $         57,802    $         40,235
                                        =================   =================

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
        ---------------------

     The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1996 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JULY 31, 1997
COMPARED TO THE QUARTER ENDED JULY 31, 1996

     Net revenues for the quarter ended July 31, 1997 of $22.53 million increased 88% from $11.99 million for the same quarter in 1996. The Company sold approximately three million units in the third quarter of fiscal 1997, an increase of approximately 20% from the third quarter of fiscal 1996 primarily from the sales of new Sports theme product, particularly the Bass Fishin` game, the new Vision games, Tank Assault and Sub Assault, and new Heritage theme products (Tic Tac Toe, Dominoes and Liars Dice), together with increased Original Equipment Manufacturing "O.E.M." production as a result of the increase in lines being produced for the Hasbro Games Group. The increase was also due to the industry trend requiring Christmas shipments to leave the manufacturer earlier in the year, bringing some of the traditional fourth quarter sales into the third quarter. In the third quarter of fiscal year 1997, 13% of sales related to Casino theme games, 50.9% to Sports theme games (in particular Bass Fishin`, which accounted for 42.7% of sales), 13.1% to Heritage theme games, 19.4% to O.E.M. production and 3.6% to Vision games.

     Gross profit for the quarter ended July 31, 1997 increased by $8.41 million to $11.67 million as compared to $3.26 million for the same quarter in 1996. The gross margin for the quarter was 51.8%, up from 27.2% for the same quarter in 1996. The increase in gross margin for the third quarter was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and O.E.M. production.

     Operating expenses increased by $1.44 million to $4.82 million in the third quarter of fiscal 1997 from $3.38 million in the same quarter of fiscal 1996, mainly as a result of a provision of $0.66 million relating to U-Tel Inc., together with increased sales related costs and releases of certain provisions in Q3 1996. Commissions for the third quarter of fiscal 1997 increased 129.2% to $0.55 million due to increased sales; indirect salaries and wages increased 12% to $1.12 million due primarily to the reinstatement of certain officer salaries to 1995 levels and advertising and promotion expenses decreased 37.9% to $0.18 million primarily as a result of reduced subsidies to retailers.

     Operating profit for the third quarter of 1997 increased by $6.97 million to $6.85 million compared to an operating loss of $0.12 million for the same quarter last year.

     The operating margin rose to 30.4% during the third quarter compared to a loss during the same quarter last year.

    Net profit for the quarter ended July 31, 1997 was $7.14 million, up from net loss of $1.05 million in the same quarter in 1996. The net earnings per common share for the period ended July 1997 were $0.34 as compared to a net loss per share of $0.05 for the same quarter in 1996.

    Recently the Company has experienced delays of approximately three weeks from two suppliers in the delivery of certain chips used in producing the Company's games. Although the Company does not consider the current delays to be material, these may indicate that chips supplies generally are tightening, and the Company may experience further delays in receipt of chips or other necessary components from these or other suppliers. Delays in receipt of essential components for the Company's products may be significant to the Company's financial results in that sales of products by the Company may be delayed, or in certain cases may be canceled, if the Company is unable to meet delivery schedules to its customers in a timely fashion in order for its customers to meet targeted selling seasons. The Company is unable to predict the extent or impact of delays from its suppliers beyond the actual delays, as mentioned above, that have recently been experienced.


CAPITAL RESOURCES AND LIQUIDITY


     Cash and cash equivalents totalled $22.2 million at July 31, 1997, up $13.7 million from year-end 1996. Working capital at July 31, 1997 was $31 million, a $12.2 million increase from working capital of $18.8 million at October 31, 1996. The ratio of current assets to current liabilities increased to 3.2 at July 31, 1997 from 2.7 at October 31, 1996. This increase in the current ratio is due to increased liquid resources as a result of profits.

     There were no short-term borrowings at July 31, 1997 or at October 31, 1996.

     The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy its current anticipated working capital needs.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1996, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business - Risk Factors" in such Report on Form 20-F.

 PART II -- OTHER INFORMATION


Item 1. Legal Proceedings

     See Note 14 to the accompanying financial statements.

Item 2. Changes in Securities

     None.

Item 3. Defaults Upon Senior Securities

     None.

Item 4. Submission of Matters to a Vote of Security Holders

     None.

Item 5. Other Information

     None.

Item 6. Exhibits and Reports on Form 8-K

     (a)  Exhibits

          None.

     (b)  Reports on Form 8-K

          None.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            RADICA GAMES LIMITED
                                            --------------------
                                                (Registrant)




Date:  September 9, 1997                     By: /s/ David C.W. Howell
                                                 ---------------------
                                                 David C.W. Howell
                                                 Chief Financial Officer

                              RADICA GAMES LIMITED
                      REPORTS 88% INCREASE IN REVENUES FOR
                     THE THIRD QUARTER ENDED JULY 31, 1997

FOR IMMEDIATE RELEASE                        CONTACT:   JON N. BENGTSON
September 3, 1997                                       (RENO, NEVADA)
                                                        (702) 348 2290

                                                        DAVID C.W. HOWELL
                                                        (HONG KONG)
                                                        (852) 2688 4201


         (HONG KONG) Radica Games         The increase in gross margin for
Limited (NASDAQ RADAF) reported an        the third quarter was due to higher
after tax profit of $7.15 million         sales volume of current and new
or $0.34 earnings per share for the       product at historic margin levels
third quarter ended July 31, 1997         relative to sales of low margin
versus a net loss of $1.05 million        promotional product and O.E.M.
or $0.05 loss per share for the           production.
third quarter of 1996.  After tax
profit for the nine months ended          Operating income for the third
July 31, 1997 was $11.99 million or       quarter of 1997 increased by $6.97
$0.58 earnings per share versus a         million to $6.85 million compared
net loss of $2.75 million or $0.13        to an operating loss of $0.12
loss per share for the nine months        million for the same quarter last
ended July 31, 1996.                      year.  Operating expenses increased
                                          by $1.44 million to $4.82 million
Total revenues for the third              in the third quarter of fiscal 1997
quarter of fiscal 1997 were $22.53        from $3.38 million in the same
million, increasing 87.9% from            quarter of fiscal 1996, mainly as a
$11.99 million for the same quarter       result of a provision of $0.66
last year. Total revenues for the         million relating to U-Tel Inc.,
nine months ended July 31, 1997           together with increased sales
were $47.38 million, increasing           related costs and releases of
89.8% from $24.96 million for the         certain provisions in Q3 1996.
same period last year.
                                          The operating margin rose to 30.4%
The third quarter increase in net         during the third quarter compared
sales resulted primarily from sales       to a loss during the same quarter
of new Sports theme product,              last year.
particularly the Bass Fishin' game,
the new Vision games, Tank Assault        "Bass Fishin' has continued to be a
and Sub Assault, and new Heritage         strong seller in Q3 in the U.S. and
theme products (Tic Tac Toe,              Japan while penetrating other
Dominoes and Liars Dice), together        international markets;  it has
with increased Original Equipment         opened doors for sales of other
Manufacturing "O.E.M." production         product lines. Tank Assault and Sub
as a result of the increase in            Assault were introduced in Q3 and
lines being produced for the Hasbro       are showing promise.
Games Group.  The increase was also
due to the industry trend requiring       We are particularly happy with our
Christmas shipments to leave the          relationship with the Hasbro Games
manufacturer earlier in the year,         Group which increases our factory
bringing some of the traditional          efficiency and absorbs overheads,"
fourth quarter sales into the third       said Bob Davids, Chief Executive
quarter.                                  Officer.

The gross profit for the third            "We are delighted to announce the
quarter increased by $8.41 million        addition of Pat Feely to our
to $11.67 million from $3.26              management team as President, Chief
million in the third quarter of           Operating Officer from July 1,
1996 and the gross margin for the         1997.  Pat brings a wealth of toy
third quarter was 51.8% compared to       industry experience that will prove
27.2% for the same quarter last           invaluable to our Company" added
year.                                     Davids.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1996, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.


                                   -- END --


                                                       RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF OPERATIONS


                                                          NINE MONTHS ENDED                    THREE MONTHS ENDED
                                                              JULY 31,                             JULY 31,
                                                   ===============================      ===============================
(US Dollars in thousands, except per share data)        1997            1996*                1997             1996*
                                                   ==============   ==============      ==============    =============
                                                    (unaudited)      (unaudited)         (unaudited)       (unaudited)

REVENUES:
Net sales                                          $      47,375    $      24,959       $      22,532     $     11,989
Cost of sales                                            (24,806)         (18,427)            (10,861)          (8,729)
                                                   --------------   --------------      --------------    -------------
Gross profit                                              22,569            6,532              11,671            3,260
                                                   --------------   --------------      --------------    -------------

OPERATING EXPENSES:
Selling, general and administrative expenses              (8,335)          (6,603)             (3,404)          (2,532)
Research and development                                  (1,292)          (1,227)               (361)            (458)
Depreciation and amortization                             (1,843)          (1,142)             (1,052)            (385)
                                                   --------------   --------------      --------------    -------------
Total operating expenses                                 (11,470)          (8,972)             (4,817)          (3,375)
                                                   --------------   --------------      --------------    -------------

OPERATING INCOME/(LOSS) FROM
  CONTINUING OPERATIONS                                   11,099           (2,440)               6,854            (115)

OTHER INCOME                                                 502              726                  199             437

SHARE OF PROFIT/(LOSS) OF
  AFFILIATED COMPANY                                         (61)              -                   (61)             -

NET INTEREST INCOME/(EXPENSE)                                531             (124)                 248              23
                                                   --------------   --------------      --------------    -------------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES
  AND UNUSUAL ITEM                                        12,071           (1,838)               7,240             345

UNUSUAL ITEM                                                  -               709                   -               -
                                                   --------------   --------------      --------------    -------------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                          12,071           (1,129)               7,240             345

INCOME TAXES                                                 (85)              91                  (93)            104
                                                   --------------   --------------      --------------    -------------

INCOME/(LOSS) FROM CONTINUING
  OPERATIONS AFTER INCOME TAXES                           11,986           (1,038)               7,147             449

DISCONTINUED OPERATION:
  LOSS FROM OPERATION OF PUB POKER
  BUSINESS (LESS APPLICABLE INCOME
  TAX BENEFIT)                                                -            (1,712)                  -            (1,494)
                                                   --------------   --------------      --------------    -------------

NET INCOME/(LOSS)                                  $       11,986   $      (2,750)      $        7,147    $      (1,045)
                                                   ==============   ==============      ==============    =============

EARNINGS/(LOSS) PER SHARE FROM
  CONTINUING OPERATIONS                            $         0.58   $       (0.05)      $         0.34    $        0.02

EFFECT OF DISCONTINUED OPERATION                              -             (0.08)                 -              (0.07)

NET EARNINGS/(LOSS) PER SHARE                      $         0.58   $       (0.13)      $         0.34    $       (0.05)
                                                   ==============   ==============      ==============    =============


AVERAGE NUMBER OF
  SHARES OUTSTANDING                                   20,732,615      21,691,679           20,786,091      20,680,000
                                                   ==============   ==============      ==============    =============

*   Restated to conform with 1997 presentation.

                                                       RADICA GAMES LIMITED
                                                    CONSOLIDATED BALANCE SHEETS

                                                              ASSETS

                                                               JUL. 31,            OCT. 31,
(US Dollars in thousands except share data)                      1997               1996
                                                            ==============      =============
                                                             (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                   $       22,201      $       8,527
Short-term investments                                               2,088                 77
Accounts receivable, net of allowances for doubtful
  accounts of $687 and $234 in 1997 and 1996 and estimated
  customer returns of $718 and $817 in 1997 and 1996                 8,901              9,624
Inventories, net of provision of $5,426 in 1997 and
  $8,419 in 1996                                                    11,147             10,984
Prepaid expenses and other current assets                              582                547
                                                            --------------      -------------
        TOTAL CURRENT ASSETS                                        44,919             29,759
                                                            --------------      -------------

INVESTMENT IN ASSOCIATED COMPANY                                       274                  -
                                                            --------------      -------------

PROPERTY, PLANT AND EQUIPMENT, NET                                  12,609             12,937
                                                            --------------      -------------

DEFERRED INCOME TAXES                                                   -                  29
                                                            --------------      -------------

        TOTAL ASSETS                                        $       57,802      $      42,725
                                                            ==============      =============


                                               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                           $            2      $          99
Accounts payable                                                     8,671              5,535
Accrued payroll and employee benefits                                  148                686
Accrued expenses                                                     4,822              4,547
Income taxes payable                                                    50                 45
Deferred income taxes                                                  148                  -
                                                            --------------      -------------

        TOTAL CURRENT LIABILITIES                                   13,841             10,912
                                                            --------------      -------------

SHAREHOLDERS' EQUITY

Common stock
  par value $0.01 each, 100,000,000 shares authorised,
  20,830,200 shares outstanding (20,680,000 at Oct. 31,
  1996)                                                                208                207
Additional paid-in capital                                          28,548             28,371
Retained earnings                                                   15,200              3,214
Cumulative translation adjustment                                        5                 21
                                                            --------------      -------------

       TOTAL SHAREHOLDERS' EQUITY                                   43,961             31,813
                                                            ==============      =============

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $       57,802      $      42,725
                                                            ==============      =============

                              RADICA GAMES LIMITED

                              RADICA GAMES LIMITED
                     ANNOUNCES THE APPOINTMENT OF PAT FEELY
                    AS PRESIDENT AND CHIEF OPERATING OFFICER

FOR IMMEDIATE RELEASE                CONTACT:   JON N. BENGTSON
June 10, 97                                     (RENO, NEVADA)
                                                (702) 348 2290

                                                DAVID C.W. HOWELL
                                                (HONG KONG)
                                                (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADAF) announced today the appointment of Pat Feely as President and Chief Operating Officer of Radica Games Limited and President of Radica USA effective from July 1, 1997.
Mr. Feely will report directly to Bob Davids, Chief Executive Officer of the Company. Mr. Davids, formerly President of the Company, has been appointed Vice Chairman and Chief Executive Officer. Mr. Feely has been a director of the Company since July 1996 and is the former President of Fun Source, a Strottman International, Inc. Company. Mr. Feely's background includes the positions of President and CEO of Spectrum HoloByte, Inc., President of Bandai America, Inc., and President of the Tonka Products Division of Tonka, Inc. Mr. Feely is a former Director of the Toy Manufacturers Association.

"We are very pleased to welcome Pat to Radica. Pat brings a seasoned toy marketing background to the Company. Pat will concentrate on expanding our product lines, managing the Radica brand identification and leading the Company through the difficult process of developing advertising and licensing strategies," said Davids.

"Pat's appointment allows me to focus on the Company's innovation in developing exciting games with superior play value. Innovation is the life blood of our business and deserves focused management attention," said Davids.


                                   -- END --